Exhibit 99.1

Fourth Quarter 2018 Earnings Release

Scotiabank reports fourth quarter and 2018 results

Scotiabank’s 2018 audited annual consolidated financial statements and accompanying Management’s Discussion & Analysis (MD&A) are available at www.scotiabank.com along with the supplementary financial information and regulatory capital disclosure reports, which includes fourth quarter financial information. All amounts are in Canadian dollars and are based on our audited annual consolidated financial statements and accompanying MD&A for the year ended October 31, 2018 and related notes prepared in accordance with International Financial Reporting Standards (IFRS), unless otherwise noted.

Additional information related to the Bank, including the Bank’s Annual Information Form, can be found on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Fiscal 2018 Highlights on a Reported basis (versus Fiscal 2017)

•	Net income of $8,724 million, compared to $8,243 million

•	Earnings per share (diluted) of $6.82, compared to $6.49

•	Return on equity of 14.5%, compared to 14.6%

•	Annual common dividend per share of $3.28 compared to $3.05, an increase of 8%

Fiscal 2018 Highlights on an Adjusted basis1 (versus Fiscal 2017)

•	Net income of $9,144 million, compared to $8,303 million

•	Earnings per share (diluted) of $7.11, compared to $6.54

•	Return on equity of 14.9%, compared to 14.7%

Fourth Quarter Highlights on a Reported basis (versus Q4, 2017)

•	Net income of $2,271 million, compared to $2,070 million

•	Earnings per share (diluted) of $1.71, compared to $1.64

•	Return on equity of 13.8%, compared to 14.5%

Fourth Quarter Highlights on an Adjusted basis1 (versus Q4, 2017)

•	Net income of $2,345 million, compared to $2,084 million

•	Earnings per share (diluted) of $1.77, compared to $1.65

•	Return on equity of 14.1%, compared to 14.6%

Fiscal 2018 performance versus medium-term objectives:

Medium-Term Objectives	Performance
	Reported	Adjusted[1]
Generate growth in EPS (Diluted) of 7%+	5.1%	8.7%
Return on equity of 14%+	14.5%	14.9%
Achieve positive operating leverage	Positive 3.0%	Positive 3.7%
Maintain strong capital ratios	CET1 capital ratio of 11.1%	CET1 capital ratio of 11.1%

[1]	Adjusting for Acquisition-related costs. Refer to Non-GAAP Measures section on page 3.

Toronto, November 27, 2018 – Scotiabank reported net income of $8,724 million in 2018, compared with net income of $8,243 million in 2017. Diluted earnings per share (EPS) were $6.82, a 5% increase from last year. Return on equity was 14.5%, compared to 14.6% last year. Adjusting for the Acquisition-related costs of $420 million after tax ($591 million pre-tax), net income increased 11% to $9,144 million and EPS rose to $7.11, a 9% increase compared to last year.

Reported net income for the fourth quarter ended October 31, 2018 was $2,271 million, compared to $2,070 million for the same period last year. EPS was $1.71, up 4% compared to $1.64 last year. Return on equity was 13.8%. Adjusting for the Acquisition-related costs of $74 million after tax ($102 million pre-tax), net income increased 13% to $2,345 million and EPS rose to $1.77, up 8% compared to last year. A quarterly dividend of 85 cents per common share was announced.

“During 2018, we delivered strong results and made important investments, which will be additive to the Bank for years to come,” said Brian Porter, President and CEO. “The strategic acquisitions made this year strengthen the Bank’s overall earnings quality and add important scale in our key markets. We had strong performance in our core P&C businesses and are strengthening our wholesale businesses. We are also building momentum with our digital strategy, delivering a stronger customer experience and improving productivity.

“Canadian Banking reported strong earnings of $4.4 billion, up 7% from last year. Asset growth remained strong and we continued to build deposit momentum while increasing our net interest margin. The acquisition of Jarislowsky Fraser and MD Financial Management will enable the Bank to deliver on its strategic commitment to grow and diversify our global wealth management business.

“International Banking reported very strong results, with adjusted annual earnings growth of 18%, on a constant currency basis. This was driven by our operations in the countries that make up the Pacific Alliance – Mexico, Peru, Chile and Colombia—which experienced double digit loan and deposit growth, partly reflecting recent acquisitions, positive operating leverage and stable credit quality.

“The Bank’s Common Equity Tier 1 capital ratio remains strong at 11.1% driven by strong internal capital generation and prudent management of risk weighted asset growth, which positions the Bank well to grow its business and improve shareholder returns.

Looking ahead in 2019, the Bank is well-positioned for growth across our key markets, particularly in the Pacific Alliance countries where we are seeing strong earnings momentum and a stronger economic environment. We are proud of our considerable investment in technology and its positive impact on both the customer experience and on the safety and security of our customers’ information and the Bank as a whole. We are confident in our ability to integrate recent acquisitions successfully, given our strong track record, and we maintain strong capital ratios. With our continued investment in our people and our focused effort in driving efficiencies across the Bank, we are well-placed to continue delivering strong results for years to come.”

Non-GAAP Measures

The Bank uses a number of financial measures to assess its performance. Some of these measures are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), which are based on International Financial Reporting Standards (IFRS), are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability between companies using these or similar measures. The Bank believes that certain non-GAAP measures are useful in assessing business performance and provide readers with a better understanding of how management assesses business performance. These non-GAAP measures are used throughout this press release and are defined in the “Non-GAAP Measures” section of our 2018 Annual Report.

Adjusted results and diluted earnings per share

The following tables present reconciliations of GAAP Reported financial results to Non-GAAP Adjusted financial results.

During the fourth quarter, the Bank completed the acquisition of MD Financial. In the third quarter, the Bank completed the acquisitions of Jarislowsky Fraser, BBVA Chile, and the retail operations of Citibank Colombia.

The financial results for fiscal 2018 and applicable quarters have been adjusted for the following, relating primarily to the above acquisitions completed in fiscal 2018.

Acquisition-related costs

•

Day 1 provision for credit losses on acquired performing financial instruments, as required by IFRS 9. The standard does not differentiate between originated and purchased performing loans and as such, requires the same accounting treatment for both.

•

Integration costs – These include costs that are incurred on the current year’s acquisitions and related to integrating the acquired operations and will not form part of continuing operations once integration is complete.

•	Amortization of acquisition-related intangible assets, excluding software, relating to current and past acquisitions.

Reconciliation of reported and adjusted results and diluted earnings per share

	For the three months ended			For the year ended
($ millions)	October 31 2018	July 31 2018	October 31 2017	October 31 2018	October 31 2017
Reported Results
Net interest income	$4,220	$4,085	$3,831	$16,191	$15,035
Non-interest income	3,228	3,096	2,981	12,584	12,120

Total revenue	7,448	7,181	6,812	28,775	27,155
Provision for credit losses	590	943	536	2,611	2,249
Non-interest expenses	4,064	3,770	3,668	15,058	14,630

Income before taxes	2,794	2,468	2,608	11,106	10,276
Income tax expense	523	529	538	2,382	2,033

Net income	$2,271	$1,939	$2,070	$8,724	$8,243
Net income attributable to non-controlling interests in subsidiaries (NCI)	92	(44)	55	176	238

Net income attributable to equity holders	2,179	1,983	2,015	8,548	8,005
Net income attributable to common shareholders	2,114	1,956	1,986	8,361	7,876
Diluted earnings per share (in dollars)	$1.71	$1.55	$1.64	$6.82	$6.49

Adjustments for acquisition-related costs
Day 1 provision for credit losses on acquired performing financial instruments(1)	$—	$404	$—	$404	$—
Integration costs(2)	75	26	—	101	—
Amortization of acquisition-related intangible assets, excluding software(2)	27	23	19	86	82

Acquisition-related costs (Pre-tax)	102	453	19	591	82
Income tax expense	28	133	5	171	22

Acquisition-related costs (After tax)	74	320	14	420	60
Adjustment attributable to NCI	9	113	—	122	—

Acquisition-related costs (After tax and NCI)	$65	$207	$14	$298	$60

Adjusted Results
Net interest income	$4,220	$4,085	$3,831	$16,191	$15,035
Non-interest income	3,228	3,096	2,981	12,584	12,120

Total revenue	7,448	7,181	6,812	28,775	27,155
Provision for credit losses	590	539	536	2,207	2,249
Non-interest expenses	3,962	3,721	3,649	14,871	14,548

Income before taxes	2,896	2,921	2,627	11,697	10,358
Income tax expense	551	662	543	2,553	2,055

Net income	$2,345	$2,259	$2,084	$9,144	$8,303
Net income attributable to NCI	101	69	55	298	238

Net income attributable to equity holders	2,244	2,190	2,029	8,846	8,065
Net income attributable to common shareholders	2,179	2,163	2,000	8,659	7,936

Adjusted diluted earnings per share
Adjusted net income attributable to common shareholders	$2,179	$2,163	$2,000	$8,659	$7,936
Dilutive impact of share-based payment options and others	21	31	8	72	59

Adjusted net income attributable to common shareholders (diluted)	$2,200	$2,194	$2,008	$8,731	$7,995
Weighted average number of basic common shares outstanding (millions)	1,230	1,223	1,198	1,213	1,203
Dilutive impact of share-based payment options and others (millions)	16	26	17	16	20

Adjusted weighted average number of diluted common shares outstanding (millions)	1,246	1,249	1,215	1,229	1,223

Adjusted diluted earnings per share (in dollars)	$1.77	$1.76	$1.65	$7.11	$6.54

Impact of Acquisition-related costs on diluted earnings per share (in dollars)	$0.06	$0.21	$0.01	$0.29	$0.05

(1)	Recorded in provision for credit losses.
(2)	Recorded in non-interest expenses.

Reconciliation of reported and adjusted results and diluted earnings per share by business line

Canadian Banking	For the three months ended			For the year ended
($ millions)	October 31 2018	July 31 2018	October 31 2017	October 31 2018	October 31 2017
Reported Results
Net interest income	$2,029	$2,024	$1,915	$7,898	$7,363
Non-interest income	1,414	1,349	1,350	5,452	5,488

Total revenue	3,443	3,373	3,265	13,350	12,851
Provision for credit losses	198	181	218	794	913
Non-interest expenses	1,747	1,661	1,629	6,654	6,487

Income before taxes	1,498	1,531	1,418	5,902	5,451
Income tax expense	383	401	351	1,538	1,387

Net income	$1,115	$1,130	$1,067	$4,364	$4,064
Net income attributable to non-controlling interests in subsidiaries (NCI)	—	—	—	—	—
Net income attributable to equity holders	$1,115	$1,130	$1,067	$4,364	$4,064

Adjustments for acquisition-related costs
Day 1 provision for credit losses on acquired performing financial instruments(1)	$—	$—	$—	$—	$—
Integration costs(2)	28	3	—	31	—
Amortization of acquisition-related intangible assets, excluding software(2)	14	12	8	40	35

Acquisition-related costs (Pre-tax)	42	15	8	71	35
Income tax expense	11	4	2	19	9

Acquisition-related costs (After tax)	31	11	6	52	26
Adjustment attributable to NCI	—	—	—	—	—

Acquisition-related costs (After tax and NCI)	$31	$11	$6	$52	$26

Adjusted Results
Net interest income	$2,029	$2,024	$1,915	$7,898	$7,363
Non-interest income	1,414	1,349	1,350	5,452	5,488

Total revenue	3,443	3,373	3,265	13,350	12,851
Provision for credit losses	198	181	218	794	913
Non-interest expenses	1,705	1,646	1,621	6,583	6,452

Income before taxes	1,540	1,546	1,426	5,973	5,486
Income tax expense	394	405	353	1,557	1,396

Net income	$1,146	$1,141	$1,073	$4,416	$4,090
Net income attributable to NCI	—	—	—	—	—
Net income attributable to equity holders	$1,146	$1,141	$1,073	$4,416	$4,090

(1)	Recorded in provision for credit losses.
(2)	Recorded in non-interest expenses.

International Banking	For the three months ended			For the year ended
($ millions)	October 31 2018	July 31 2018	October 31 2017	October 31 2018	October 31 2017
Reported Results
Net interest income	$2,030	$1,827	$1,667	$7,322	$6,726
Non-interest income	1,104	1,026	898	4,111	3,688

Total revenue	3,134	2,853	2,565	11,433	10,414
Provision for credit losses	412	771	310	1,867	1,294
Non-interest expenses	1,721	1,510	1,395	6,111	5,664

Income before taxes	1,001	572	860	3,455	3,456
Income tax expense	197	97	200	706	828

Net income	$804	$475	$660	$2,749	$2,628
Net income attributable to non-controlling interests in subsidiaries (NCI)	92	(44)	55	176	238
Net income attributable to equity holders	$712	$519	$605	$2,573	$2,390

Adjustments for acquisition-related costs
Day 1 provision for credit losses on acquired performing financial instruments(1)	$—	$404	$—	$404	$—
Integration costs(2)	47	23	—	70	—
Amortization of acquisition-related intangible assets, excluding software(2)	13	11	11	46	47

Acquisition-related costs (Pre-tax)	60	438	11	520	47
Income tax expense	17	129	3	152	13

Acquisition-related costs (After tax)	43	309	8	368	34
Adjustment attributable to NCI	9	113	—	122	—

Acquisition-related costs (After tax and NCI)	$34	$196	$8	$246	$34

Adjusted Results
Net interest income	$2,030	$1,827	$1,667	$7,322	$6,726
Non-interest income	1,104	1,026	898	4,111	3,688

Total revenue	3,134	2,853	2,565	11,433	10,414
Provision for credit losses	412	367	310	1,463	1,294
Non-interest expenses	1,661	1,476	1,384	5,995	5,617

Income before taxes	1,061	1,010	871	3,975	3,503
Income tax expense	214	226	203	858	841

Net income	$847	$784	$668	$3,117	$2,662
Net income attributable to NCI	101	69	55	298	238
Net income attributable to equity holders	$746	$715	$613	$2,819	$2,424

(1)	Recorded in provision for credit losses.
(2)	Recorded in non-interest expenses.

Reconciliation of International Banking’s reported and constant dollar results

International Banking business segment results are analyzed on a constant dollar basis. Under the constant dollar basis, prior period amounts are recalculated using current period average foreign currency rates. The following table presents the reconciliation between reported and constant dollar results for International Banking for prior periods.

	For the three months ended						For the year ended
($ millions) (unaudited)	July 31, 2018			October 31, 2017			October 31, 2017
(Taxable equivalent basis)	Reported	Foreign exchange	Constant dollar	Reported	Foreign exchange	Constant dollar	Reported	Foreign exchange	Constant dollar
Net interest income	$1,827	$21	$1,806	$1,667	$(21)	$1,688	$6,726	$100	$6,626
Non-interest income	1,026	19	1,007	898	9	889	3,688	35	3,653

Total revenue	2,853	40	2,813	2,565	(12)	2,577	10,414	135	10,279
Provision for credit losses	771	25	746	310	(3)	313	1,294	18	1,276
Non-interest expenses	1,510	19	1,491	1,395	(7)	1,402	5,664	70	5,594
Income tax expense	97	(1)	98	200	(1)	201	828	13	815

Net income	$475	$(3)	$478	$660	$(1)	$661	$2,628	$34	$2,594

Net income attributable to non-controlling interest in subsidiaries	$(44)	$2	$(46)	$55	$—	$55	$238	$(2)	$240
Net income attributable to equity holders of the Bank	$519	$(5)	$524	$605	$(1)	$606	$2,390	$36	$2,354

Other measures
Average assets ($ billions)	$164	$—	$164	$146	$1	$145	$148	$3	$145
Average liabilities ($ billions)	$129	$1	$128	$117	$(2)	$119	$115	$2	$113

The above table is computed on a basis that is different than the table “Impact of Foreign Currency Translation” on page 9.

Core banking assets

Core banking assets are average earning assets excluding bankers’ acceptances and average trading assets within Global Banking and Markets.

Core banking margin

This ratio represents net interest income divided by average core banking assets.

Financial Highlights

	As at and for the three months ended			For the year ended
	October 31	July 31	October 31	October 31	October 31
(Unaudited)	2018 (1)	2018 (1)	2017	2018 (1)	2017
Operating results ($ millions)
Net interest income	4,220	4,085	3,831	16,191	15,035
Non-interest income	3,228	3,096	2,981	12,584	12,120
Total revenue	7,448	7,181	6,812	28,775	27,155
Provision for credit losses	590	943	536	2,611	2,249
Non-interest expenses	4,064	3,770	3,668	15,058	14,630
Income tax expense	523	529	538	2,382	2,033
Net income	2,271	1,939	2,070	8,724	8,243
Net income attributable to common shareholders	2,114	1,956	1,986	8,361	7,876

Operating performance
Basic earnings per share ($)	1.72	1.60	1.66	6.90	6.55
Diluted earnings per share ($)	1.71	1.55	1.64	6.82	6.49
Return on equity (%)	13.8	13.1	14.5	14.5	14.6
Productivity ratio (%)	54.6	52.5	53.8	52.3	53.9
Core banking margin (%) (2)	2.47	2.46	2.44	2.46	2.46

Financial position information ($ millions)
Cash and deposits with financial institutions	62,269	51,891	59,663
Trading assets	100,262	92,881	98,464
Loans	551,834	548,597	504,369
Total assets	998,493	946,703	915,273
Deposits	676,534	654,182	625,367
Common equity	61,044	60,752	55,454
Preferred shares and other equity instruments	4,184	4,234	4,579
Assets under administration	516,033	483,197	470,198
Assets under management	282,219	254,781	206,675

Capital and liquidity measures
Common Equity Tier 1 (CET1) capital ratio (%)	11.1	11.4	11.5
Tier 1 capital ratio (%)	12.5	12.8	13.1
Total capital ratio (%)	14.3	14.5	14.9
Leverage ratio (%)	4.5	4.9	4.7
CET1 risk-weighted assets ($ millions) (3)	400,507	411,426	376,379
Liquidity coverage ratio (LCR) (%)	124	125	125

Credit quality
Net impaired loans ($ millions) (4)	3,453	3,707	2,243
Allowance for credit losses ($ millions) (5)	5,154	5,418	4,327
Net impaired loans as a % of loans and acceptances(4)	0.60	0.65	0.43
Provision for credit losses as a % of average net loans and acceptances(6)	0.39	0.69	0.42	0.48	0.45
Provision for credit losses on impaired loans as a % of average net loans and acceptances(6)	0.42	0.41	0.42	0.43	0.45
Net write-offs as a % of average net loans and acceptances	0.45	0.39	0.44	0.44	0.50

Adjusted results(2)
Adjusted net income ($ millions)	2,345	2,259	2,084	9,144	8,303
Adjusted diluted earnings per share ($)	1.77	1.76	1.65	7.11	6.54
Adjusted return on equity (%)	14.1	14.5	14.6	14.9	14.7
Adjusted productivity ratio (%)	53.2	51.8	53.6	51.7	53.6
Adjusted provision for credit losses as a % of average net loans and acceptances(6)	0.39	0.40	0.42	0.41	0.45

Common share information
Closing share price ($) (TSX)	70.65	77.09	83.28
Shares outstanding (millions)
Average - Basic	1,230	1,223	1,198	1,213	1,203
Average - Diluted	1,246	1,240	1,215	1,229	1,223
End of period	1,227	1,232	1,199
Dividends paid per share ($)	0.85	0.82	0.79	3.28	3.05
Dividend yield (%) (7)	4.6	4.2	4.0	4.2	4.0
Market capitalization ($ millions) (TSX)	86,690	94,954	99,872
Book value per common share ($)	49.75	49.32	46.24
Market value to book value multiple	1.4	1.6	1.8
Price to earnings multiple (trailing 4 quarters)	10.2	11.3	12.7

Other information
Employees (full-time equivalent)	97,629	96,988	88,645
Branches and offices	3,095	2,963	3,003

(1)

The amounts for the periods ended October 31, 2018, and July 31, 2018 have been prepared in accordance with IFRS 9; prior period amounts have not been restated (refer to Notes 3 and 4 in the consolidated financial statements in the 2018 Annual Report).

(2)	Refer to page 3 for a discussion of Non-GAAP measures.
(3)

As at October 31, 2018, credit valuation adjustment (CVA) risk-weighted assets were calculated using scalars of 0.80, 0.83 and 0.86 to compute CET1, Tier 1 and Total capital ratios, respectively (Scalars of 0.72, 0.77 and 0.81 in 2017).

(4)	Excludes loans acquired under the Federal Deposit Insurance Corporation (FDIC) guarantee related to the acquisition of R-G Premier Bank of Puerto Rico, for periods prior to 2018.
(5)	Includes allowance for credit losses on all financial assets – loans, acceptances, off-balance sheet exposures, debt securities, and deposits with financial institutions.
(6)	Includes provision for credit losses on certain financial assets – loans, acceptances and off-balance sheet exposures.
(7)	Based on the average of the high and low common share price for the period.

Impact of Foreign Currency Translation

The table below reflects the estimated impact of foreign currency translation on key income statement items.

	Average exchange rate			% Change
For the three months ended	October 31 2018	July 31 2018	October 31 2017	October 31, 2018 vs. July 31, 2018	October 31, 2018 vs. October 31, 2017
U.S. Dollar/Canadian Dollar	0.768	0.767	0.800	0.1%	(4.1)%
Mexican Peso/Canadian Dollar	14.586	15.035	14.518	(3.0)%	0.5%
Peruvian Sol/Canadian Dollar	2.542	2.511	2.597	1.2%	(2.1)%
Colombian Peso/Canadian Dollar	2,326	2,209	2,358	5.3%	(1.4)%
Chilean Peso/Canadian Dollar	516.094	489.565	506.675	5.4%	1.9%

	Average exchange rate		% Change
For the year ended	October 31 2018	October 31 2017	October 31, 2018 vs. October 31, 2017
U.S. Dollar/Canadian Dollar	0.777	0.765	1.6%
Mexican Peso/Canadian Dollar	14.802	14.608	1.3%
Peruvian Sol/Canadian Dollar	2.538	2.513	1.0%
Colombian Peso/Canadian Dollar	2,272	2,265	0.3%
Chilean Peso/Canadian Dollar	492.892	500.108	(1.4)%

	For the three months ended		For the year ended
Impact on net income(1) ($ millions except EPS)	October 31, 2018 vs. October 31, 2017	October 31, 2018 vs. July 31, 2018	October 31, 2018 vs. October 31, 2017
Net interest income	$27	$(34)	$(101)
Non-interest income(2)	(14)	(45)	(21)
Non-interest expenses	(35)	32	85
Other items (net of tax)	17	16	17

Net income	$(5)	$(31)	$(20)

Earnings per share (diluted)	$—	$(0.02)	$(0.02)

Impact by business line ($ millions)
Canadian Banking	$2	$—	$(4)
International Banking(2)	7	(20)	(46)
Global Banking and Markets	11	(6)	(12)
Other(2)	(25)	(5)	42

Net income	$(5)	$(31)	$(20)

(1)	Includes the impact of all currencies.
(2)	Includes the impact of foreign currency hedges.

Group Financial Performance

Net income

Q4 2018 vs Q4 2017

Net income was $2,271 million, an increase of $201 million or 10%. Adjusting for Acquisition-related costs, net income was higher by $261 million or 13%. Asset growth and an improved net interest margin, as well as higher non-interest income and the impact of acquisitions were partly offset by a higher provision for credit losses and increased non-interest expenses.

Q4 2018 vs Q3 2018

Net income was $2,271 million, an increase of $332 million or 17%. Adjusting for Acquisition-related costs, net income was higher by $86 million or 4%. The increase was due primarily to the impact of acquisitions.

Net interest income

Q4 2018 vs Q4 2017

Net interest income was $4,220 million, an increase of $389 million or 10%. Acquisitions contributed 6% of the increase. The remaining increase was from broad-based lending growth across retail, commercial and corporate segments across our three business lines.

The core banking margin improved three basis points to 2.47%. The change in business mix from the impact of International Banking acquisitions and higher margins in Canadian Banking were partly offset by lower margins in Global Banking and Markets and a lower contribution from asset/liability management activities.

Q4 2018 vs Q3 2018

Net interest income was $4,220 million, an increase of $135 million or 3%. This increase was due primarily to the impact of acquisitions, partially offset by lower contributions from asset/liability management activities, as well as Global Banking and Markets.

The core banking margin of 2.47% was up one basis point. The positive change in asset mix driven by acquisitions and lower volumes of treasury assets were partially offset by lower margins in Global Banking and Markets and Canadian Banking.

Non-interest income

Q4 2018 vs Q4 2017

Non-interest income grew $247 million or 8% to $3,228 million. The impact of acquisitions, net of the gain on sale of HollisWealth (“Sale of Business”) last year, contributed 2% to the growth. The remaining growth was due mainly to higher banking and credit card fees, trading revenues and income from associated corporations including the alignment of the reporting period with the Bank (“Alignment of reporting period”). Partly offsetting were lower gains on the sale of real estate and investment securities.

Q4 2018 vs Q3 2018

Non-interest income increased $132 million or 4%. Acquisitions accounted for approximately 3% of the growth. The remaining growth was primarily due to higher banking and credit card fees, trading revenues and income from associated corporations mostly from the Alignment of reporting period. These were partly offset by lower securities gains, wealth management fees, and the negative impact of foreign currency translation.

Provision for credit losses

Q4 2018 vs Q4 2017

The provision for credit losses was $590 million, an increase of $54 million or 10%, due to higher retail provision in line with acquisition-driven growth, partly offset by a decrease in commercial provision.

Provision on impaired financial assets (including loans and debt securities) was $637 million, up $101 million due primarily to higher retail provisions in International Banking. Higher provision relating to Barbados debt restructuring was offset by recoveries in International Banking and Global Banking and Markets. The provision for credit losses ratio on impaired loans remained unchanged at 42 basis points. Reduction in provision for performing loans of $47 million was due primarily to reversal of the provision previously recorded for the hurricanes in the Caribbean that is no longer required, and improvement in credit quality. The provision for credit losses ratio decreased three basis points to 39 basis points.

Q4 2018 vs Q3 2018

The provision for credit losses was $590 million, a decrease of $353 million. Adjusting for Acquisition-related costs, the provision for credit losses increased $51 million or 9%, due to higher retail provision in line with acquisition-driven growth, partly offset by decrease in commercial provision.

Provision on impaired financial assets (including loans and debt securities) was $637 million, an increase of $78 million or 14%, due primarily to higher retail provision in International Banking, which also included the full quarter impact of acquisitions. Higher provision relating to Barbados debt restructuring was offset by recoveries in International Banking and Global Banking and Markets. The provision for credit losses ratio on impaired loans was 42 basis points, an increase of one basis point. Reduction in provision for performing loans of $27 million was due primarily to reversal of the provision previously recorded for the hurricanes in the Caribbean that is no longer required, and improvement in credit quality. The provision for credit losses ratio decreased one basis point to 39 basis points.

Non-interest expenses

Q4 2018 vs Q4 2017

Non-interest expenses were $4,064 million, up $396 million or 11%. Adjusting for Acquisition-related costs, non-interest expenses were up $311 million or 9%, of which 6% related to the impact of acquisitions. The remaining 3% increase was due primarily to increased investments in technology and regulatory initiatives, other business growth-related expenses, and the negative impact of foreign currency translation. Partly offsetting were the impact of further savings from cost-reduction initiatives.

The productivity ratio was 54.6% compared to 53.8%. Adjusting for Acquisition-related costs, the productivity ratio was 53.2% compared to 53.6%.

Q4 2018 vs Q3 2018

Non-interest expenses were up $294 million or 8%. Adjusting for Acquisition-related costs, non-interest expenses were up $240 million or 7%, of which 5% related to the impact of acquisitions. The remaining 2% increase was due largely to higher advertising and business development and other expenses supporting the business, partly offset by the positive impact of foreign currency translation.

The productivity ratio was 54.6% compared to 52.5%. Adjusting for Acquisition-related costs, the productivity ratio was 53.2% compared to 51.8%.

Income taxes

Q4 2018 vs Q4 2017

The effective tax rate was 18.7%, or 19.0% adjusting for Acquisition-related costs, this quarter, down from 20.6% due primarily to lower taxes in certain foreign jurisdictions in 2018. The prior year benefitted from higher tax-exempt dividends related to client driven equity trading activities.

Q4 2018 vs Q3 2018

The effective tax rate decreased to 18.7%, or 19.0% adjusting for Acquisition-related costs, from 21.5%, due primarily to lower taxes in certain foreign jurisdictions.

Common Dividend

The Board of Directors at its meeting approved the quarterly dividend of 85 cents per common share. This quarterly dividend applies to shareholders of record as of January 2, 2019 and is payable January 29, 2019.

Capital Ratios

The Basel III Common Equity Tier 1 (CET1) ratio as at October 31, 2018 remained strong at 11.1%. The CET1 ratio reduced by approximately 40 basis points in 2018 due primarily to the impact of acquisitions that closed during the year, share buybacks and the Bank’s adoption of IFRS 9, partly offset by strong internal capital generation and the benefit from moving to the Basel II regulatory capital floor.

The Bank’s Basel III Tier 1 and Total capital ratios were 12.5% and 14.3%, respectively, as at October 31, 2018, down from 2017 due primarily to the same factors described above impacting the CET1 ratio. In addition, the Leverage ratio declined by approximately 20 basis points in 2018 primarily due to the Bank’s acquisitions and organic asset growth.

Business Segment Review

Canadian Banking

	For the three months ended			For the year ended
(Unaudited) ($ millions) (Taxable equivalent basis) (1)	October 31 2018 (2)	July 31 2018 (2)	October 31 2017	October 31 2018 (2)	October 31 2017
Reported results
Net interest income	$2,029	$2,024	$1,915	$7,898	$7,363
Non-interest income(3)(4)	1,414	1,349	1,350	5,452	5,488

Total revenue	3,443	3,373	3,265	13,350	12,851
Provision for credit losses	198	181	218	794	913
Non-interest expenses	1,747	1,661	1,629	6,654	6,487
Income tax expense	383	401	351	1,538	1,387

Net income(4)	$1,115	$1,130	$1,067	$4,364	$4,064

Net income attributable to non-controlling interest in subsidiaries	$—	$—	$—	$—	$—
Net income attributable to equity holders of the Bank	$1,115	$1,130	$1,067	$4,364	$4,064

Other measures
Return on equity	21.3%	23.0%	23.1%	22.7%	22.8%
Assets under administration ($ billions)	$355	$321	$315	$355	$315
Assets under management ($ billions)	$225	$197	$155	$225	$155
Average assets ($ billions)	$349	$344	$332	$342	$323
Average liabilities ($ billions)	$263	$254	$246	$254	$244

(1)	Results are presented on a taxable equivalent basis. Refer to Business Line Overview section of the Bank’s 2018 Annual Report.
(2)

The amounts for the periods ended October 31, 2018 and July 31, 2018, have been prepared in accordance with IFRS 9; prior period amounts have not been restated (refer to Note 3 and 4 in the consolidated financial statements in the 2018 Annual Report).

(3)

Includes net income from investments in associated corporations for the three months ended October 31, 2018 - $23 (July 31, 2018 - $11; October 31, 2017 - $16) and for the year ended October 31, 2018 - $93 (October 31, 2017 - $66).

(4)	Includes one additional month of earnings relating to the Canadian insurance business of $34 (after tax $25) in the second quarter of 2018.

	For the three months ended			For the year ended
(Unaudited) ($ millions) (Taxable equivalent basis)	October 31 2018	July 31 2018	October 31 2017	October 31 2018	October 31 2017
Adjusted results (1)
Net interest income	$2,029	$2,024	$1,915	$7,898	$7,363
Non-interest income	1,414	1,349	1,350	5,452	5,488

Total revenue	3,443	3,373	3,265	13,350	12,851
Provision for credit losses	198	181	218	794	913
Non-interest expenses	1,705	1,646	1,621	6,583	6,452
Income tax expense	394	405	353	1,557	1,396

Net income	$1,146	$1,141	$1,073	$4,416	$4,090

(1)	Refer to Non-GAAP Measures for the reconciliation of reported and adjusted results.

Net income

Q4 2018 vs Q4 2017

Net income attributable to equity holders was $1,115 million, an increase of 4%. Adjusting for Acquisition-related costs, net income was $1,146 million compared to $1,073 million, up 7%. This was driven by solid asset and deposit growth, margin expansion, higher non-interest income and lower provision for credit losses, partly offset by higher non-interest expenses. Lower real estate gains and the gain on Sale of Business last year, reduced earnings growth by 7%.

Q4 2018 vs Q3 2018

Net income attributable to equity holders was $1,115 million, a decrease of 1%. Adjusting for Acquisition-related costs, net income was in line with last quarter. Income from asset and deposit growth, higher non-interest income and higher income from investments in associated corporations was partly offset by higher provision for credit losses and higher non-interest expenses.

Net interest income

Q4 2018 vs Q4 2017

Net interest income of $2,029 million was up $114 million or 6%. This was driven by strong growth in assets and deposits, and an increase in net interest margin. The margin improved four basis points to 2.45% due primarily to the Bank of Canada interest rate increases.

Q4 2018 vs Q3 2018

Net interest income was in line with last quarter as asset and deposit growth was offset by lower net interest margin.

Non-interest income

Q4 2018 vs Q4 2017

Non-interest income of $1,414 million increased $64 million or 5%. Non-interest income from acquisitions was offset by the gain on Sale of Business last year. The increases in credit card revenues and credit fees were partly offset by lower real estate gains.

Q4 2018 vs Q3 2018

Non-interest income increased $65 million or 5% due primarily to the impact of acquisitions, increases in credit card revenues and higher income from investments in associated corporations.

Non-interest expenses

Q4 2018 vs Q4 2017

Non-interest expenses were $1,747 million, up $118 million or 7%. Adjusting for Acquisition-related costs, non-interest expenses were up 5%, approximately half of which relate to operating costs from the acquisitions. Higher investments in technology and regulatory initiatives were partly offset by benefits realized from cost-reduction initiatives.

Q4 2018 vs Q3 2018

Non-interest expenses increased $86 million or 5%. Adjusting for Acquisition-related costs, non-interest expenses were up 4%, about one-third relating to operating costs from the acquisitions. Higher marketing costs and higher investments in technology were partly offset by benefits realized from cost-reduction initiatives.

Provision for credit losses

Q4 2018 vs Q4 2017

The provision for credit losses was $198 million, compared to $218 million due to lower retail provision on impaired loans. The provision on performing loans was up $10 million primarily relating to commercial loans. The provision for credit losses ratio was 23 basis points, a decrease of four basis points.

Q4 2018 vs Q3 2018

The provision for credit losses was $198 million, compared to $181 million. Provision on impaired loans was $188 million, up 8% due primarily to higher commercial provisions. The provision for credit losses ratio on impaired loans was 22 basis points, an increase of one basis point. Provision on performing loans increased by $3 million due to higher retail provision. The provision for credit losses ratio was 23 basis points, an increase of two basis points.

Income taxes

Q4 2018 vs Q4 2017

The effective tax rate was 25.6%, higher than the previous year of 24.8%, due largely to lower gains on sale of real estate.

Q4 2018 vs Q3 2018

The effective tax rate was 25.6%, slightly lower than the previous quarter of 26.2%.

Average assets

Q4 2018 vs Q4 2017

Average assets grew $17 billion or 5% to $349 billion, primarily driven by growth in business loans and acceptances which grew $6 billion or 13%. Residential mortgages grew $6 billion or 3%,, while personal loans grew $2 billion or 3%.

Q4 2018 vs Q3 2018

Average assets rose $5 billion or 2%. The growth included $1 billion or 1% in business loans and acceptances. Personal loans grew $1 billion or 1%, while residential mortgages grew $1 billion. The remaining increase was reflected in other asset categories, relating primarily to the impact of the acquisition this quarter.

Average liabilities

Q4 2018 vs Q4 2017

Average liabilities increased $17 billion or 7%. This was driven by strong growth in personal GICs of $6 billion or 12%, $1 billion or 1% in retail chequing and savings deposits, and of $5 billion or 7% in non-personal deposits.

Q4 2018 vs Q3 2018

Average liabilities increased $9 billion or 3%, primarily driven by growth of $3 billion or 5% in personal GICs and of $4 billion or 6% in non-personal deposits.

Assets under administration (AUA) and assets under management (AUM)

Q4 2018 vs Q4 2017

AUM of $225 billion increased $70 billion or 45% driven by the impact of acquisitions. AUA of $355 billion increased $40 billion or 12%, primarily driven by the impact of acquisitions.

Q4 2018 vs Q3 2018

AUM of $225 billion increased $28 billion or 14% driven by the acquisition of MD Financial, partly offset by market depreciation. AUA of $355 billion increased $34 billion or 11%, primarily driven by the acquisition of MD Financial, partly offset by market depreciation.

International Banking

	For the three months ended			For the year ended
(Unaudited) ($ millions) (Taxable equivalent basis) (1)	October 31 2018 (2)	July 31 2018 (2)	October 31 2017	October 31 2018 (2)	October 31 2017
Reported results
Net interest income	$2,030	$1,827	$1,667	$7,322	$6,726
Non-interest income(3)(4)(5)	1,104	1,026	898	4,111	3,688

Total revenue	3,134	2,853	2,565	11,433	10,414
Provision for credit losses(6)	412	771	310	1,867	1,294
Non-interest expenses	1,721	1,510	1,395	6,111	5,664
Income tax expense	197	97	200	706	828

Net income	$804	$475	$660	$2,749	$2,628

Net income attributable to non-controlling interest in subsidiaries	$92	$(44)	$55	$176	$238
Net income attributable to equity holders of the Bank(4)(5)	$712	$519	$605	$2,573	$2,390

Other measures
Return on equity(7)	14.3%	11.2%	15.0%	14.4%	14.7%
Average assets ($ billions)	$193	$164	$146	$168	$148
Average liabilities ($ billions)	$153	$129	$117	$131	$115

(1)	Results are presented on a taxable equivalent basis. Refer to Business Line Overview section of the Bank’s 2018 Annual Report.
(2)

The amounts for the periods ended October 31, 2018 and July 31, 2018, have been prepared in accordance with IFRS 9; prior period amounts have not been restated (refer to Note 3 and 4 in the consolidated financial statements in the 2018 Annual Report).

(3)

Includes net income from investments in associated corporations for the three months ended October 31, 2018 - $201 (July 31, 2018 - $153; October 31, 2017 - $115) and for the year ended October 31, 2018 - $643 (October 31, 2017 - $482).

(4)	Includes BBVA Chile earnings before tax for the third quarter of 2018 of $21 (after tax and NCI $11). In the fourth quarter of 2018 the acquisitions impacted all P&L lines.
(5)

Includes one additional month of earnings relating to Thanachart Bank of $30 (after tax and NCI $22) in the fourth quarter of 2018, and Chile of $36 (after tax and NCI $26) in the second quarter of 2018.

(6)

Includes Day 1 provision for credit losses on acquired performing loans for the three months ended October 31, 2018 - nil (July 31, 2018 - $404; October 31, 2017 - nil) and for the year ended October 31, 2018 - $404 (October 31, 2017 - nil).

(7)	Adjusting for Acquisition-related costs, return on equity was 15.0% for the three months ended October 31, 2018 (July 31, 2018 - 15.5%) and for the year ended October 31, 2018 - 15.8%.

	For the three months ended			For the year ended
(Unaudited) ($ millions) (Taxable equivalent basis)	October 31 2018	July 31 2018	October 31 2017	October 31 2018	October 31 2017
Adjusted results (1)
Net interest income	$2,030	$1,827	$1,667	$7,322	$6,726
Non-interest income	1,104	1,026	898	4,111	3,688

Total revenue	3,134	2,853	2,565	11,433	10,414
Provision for credit losses	412	367	310	1,463	1,294
Non-interest expenses	1,661	1,476	1,384	5,995	5,617
Income tax expense	214	226	203	858	841

Net income	$847	$784	$668	$3,117	$2,662

Net income attributable to non-controlling interest in subsidiaries	$101	$69	$55	$298	$238
Net income attributable to equity holders of the Bank	$746	$715	$613	$2,819	$2,424

(1)	Refer to Non-GAAP Measures for the reconciliation of reported and adjusted results.

Net income

Q4 2018 vs Q4 2017

Net income attributable to equity holders of $712 million was up $107 million or 18%. Adjusting for Acquisition-related costs, net income increased $133 million or 22% to $746 million, of which 7% related to the incremental impact of the business combinations and the Alignment of reporting period in Thailand. This growth was driven largely by strong loan and deposit growth in the Pacific Alliance, higher non-interest income including higher income from associated corporations, a lower effective tax rate, partly offset by higher non-interest expenses and provision for credit losses.

Q4 2018 vs Q3 2018

Net income attributable to equity holders increased by $193 million or 37%. Adjusting for Acquisition-related costs, net income increased by $31 million or 4%, relating primarily to the incremental impact of the business combinations and the Alignment of reporting period with the Bank. Growth was largely driven by higher fee income and a lower effective tax rate.

Financial performance on Constant Dollar Basis

The discussion below on the results of operations is on a constant dollar basis that excludes the impact of foreign currency translation, and is a non-GAAP financial measure (refer to Non-GAAP Measures). The Bank believes that reporting in constant dollars is useful for readers in assessing ongoing business performance. Ratios are on a reported basis.

	For the three months ended						For the year ended
($ millions) (unaudited)	July 31, 2018			October 31, 2017			October 31, 2017
(Taxable equivalent basis)	Reported	Foreign exchange	Constant dollar	Reported	Foreign exchange	Constant dollar	Reported	Foreign exchange	Constant dollar
Net interest income	$1,827	$21	$1,806	$1,667	$(21)	$1,688	$6,726	$100	$6,626
Non-interest income	1,026	19	1,007	898	9	889	3,688	35	3,653

Total revenue	2,853	40	2,813	2,565	(12)	2,577	10,414	135	10,279
Provision for credit losses	771	25	746	310	(3)	313	1,294	18	1,276
Non-interest expenses	1,510	19	1,491	1,395	(7)	1,402	5,664	70	5,594
Income tax expense	97	(1)	98	200	(1)	201	828	13	815

Net income	$475	$(3)	$478	$660	$(1)	$661	$2,628	$34	$2,594

Net income attributable to non-controlling interest in subsidiaries	$(44)	$2	$(46)	$55	$—	$55	$238	$(2)	$240
Net income attributable to equity holders of the Bank	$519	$(5)	$524	$605	$(1)	$606	$2,390	$36	$2,354

Other measures
Average assets ($ billions)	$164	$—	$164	$146	$1	$145	$148	$3	$145
Average liabilities ($ billions)	$129	$1	$128	$117	$(2)	$119	$115	$2	$113

The above table is computed on a basis that is different than the table “Impact of Foreign Currency Translation” on page 9.

Net income

Q4 2018 vs Q4 2017

Net income attributable to equity holders of $712 million was up $106 million or 18%. Adjusting for Acquisition-related costs, net income increased by $132 million or 22% to $746 million, of which 7% related to the incremental impact of the business combinations and the Alignment of the reporting period in Thailand. This growth was largely driven by strong loan and deposit growth in the Pacific Alliance, higher non-interest income including higher income from associated corporations and lower taxes, partly offset by higher non-interest expenses.

Q4 2018 vs Q3 2018

Net income attributable to equity holders increased by $188 million or 36%. Adjusting for Acquisition-related costs, net income increased by $40 million or 6%, of which 4% related to the incremental impact of the business combinations and the Alignment of the reporting period with the Bank. Growth was largely driven by higher fee income and a lower effective tax rate.

Net interest income

Q4 2018 vs Q4 2017

Net interest income was $2,030 million, up 20% of which 13% related to the impact of acquisitions. The remaining 7% increase was driven by strong retail and commercial loan growth. The net interest margin decreased 15 basis points to 4.52% mostly driven by the business mix impact of acquisitions.

Q4 2018 vs Q3 2018

Net interest income increased $224 million or 12%, mainly due to the impact of acquisitions. Strong retail and commercial loan growth was partly offset by a lower net interest margin. The net interest margin declined 18 basis points to 4.52% largely due to the business mix impact of acquisitions.

Non-interest income

Q4 2018 vs Q4 2017

Non-interest income was $1,104 million, up $215 million or 24%, of which 8% related to the impact of acquisitions. The remaining increase was due primarily to higher banking and credit card fees in the Pacific Alliance, and an increased contribution from associated corporations, mostly from the Alignment of reporting period.

Q4 2018 vs Q3 2018

Non-interest income increased $97 million or 10%, of which 6% was due to the impact of acquisitions. Higher banking and credit card fees in Latin America, and an increased contribution from associated corporations, mostly from the Alignment of reporting period, were partly offset by lower trading revenues and commercial loan fees.

Non-interest expenses

Q4 2018 vs Q4 2017

Non-interest expenses increased $319 million or 23% to $1,721 million. Adjusting for Acquisition-related costs, non-interest expenses grew 19%, of which 12% related to the impact of acquisitions. The remaining 7% was due primarily to business volume driven growth, inflation, and higher technology costs.

Q4 2018 vs Q3 2018

Non-interest expenses increased $230 million or 15%. Adjusting for Acquisition-related costs, non-interest expenses grew 14%, mostly due to acquisitions.

Provision for credit losses

Q4 2018 vs Q4 2017

The provision for credit losses was $412 million, compared to $313 million. Provision on impaired loans was up $153 million due primarily to higher provisions in the retail portfolio, due to volume growth including acquisitions and the benefit of the credit mark last year. Higher provision relating to Barbados debt restructuring was offset by recoveries in Puerto Rico and Latin America. Provision on performing loans reduced $54 million as the impact of portfolio growth was more than offset by improved credit quality. The provision for credit losses ratio was 105 basis points, a decrease of nine basis points.

Q4 2018 vs Q3 2018

The provision for credit losses was $412 million, compared to $746 million. Adjusted for day 1 provision on acquired performing loans that were recorded in the previous quarter, the provision for credit losses increased $52 million or 14%. Provision on impaired loans was up $77 million due primarily to higher provisions in the retail portfolio and also driven by impact of full quarter of acquisitions while commercial provision was lower due to recoveries in Puerto Rico and Latin America partly offset by higher provisions in Barbados relating to the debt restructuring. The provision for credit losses ratio on impaired loans decreased 13 basis points to 120 basis points. Provision on performing loans decreased $25 million, due primarily to the reversal of the provision previously recorded for the hurricanes in the Caribbean that are no longer required. The provision for credit losses ratio was 105 basis points, a decrease of 18 basis points.

Income taxes

Q4 2018 vs Q4 2017

The effective tax rate was 19.7% compared to 23.2% last year, due primarily to higher tax benefits in Mexico and lower taxes in certain foreign jurisdictions.

Q4 2018 vs Q3 2018

Adjusting for Acquisition-related costs, the effective tax rate was 20.2% compared to 22.3% due primarily to tax benefits in Mexico and lower taxes in certain foreign jurisdictions.

Average assets

Q4 2018 vs Q4 2017

Average assets of $193 billion increased $48 billion or 33%, driven by strong loan growth in the Pacific Alliance, largely due to acquisitions. Retail and commercial loan growth were 31% and 26%, respectively.

Q4 2018 vs Q3 2018

Average assets increased 18%, driven by strong loan growth in the Pacific Alliance, largely due to acquisitions. Retail loan growth was 23% and commercial loan growth was 17%.

Average liabilities

Q4 2018 vs Q4 2017

Average liabilities of $153 billion increased $34 billion with deposit growth of 17%, primarily in Pacific Alliance, partly due to acquisitions.

Commercial deposit growth was 18% and retail deposit growth was 17%.

Q4 2018 vs Q3 2018

Average liabilities increased $25 billion with deposit growth of 14%, primarily in Pacific Alliance, partly due to acquisitions. Commercial deposit growth was 15% and retail deposit growth was 13%.

Global Banking and Markets

	For the three months ended			For the year ended
(Unaudited) ($ millions) (Taxable equivalent basis) (1)	October 31 2018 (2)	July 31 2018 (2)	October 31 2017	October 31 2018 (2)	October 31 2017
Net interest income	$337	$365	$351	$1,454	$1,336
Non-interest income	736	745	738	3,074	3,288

Total revenue	1,073	1,110	1,089	4,528	4,624
Provision for credit losses	(20)	(10)	8	(50)	42
Non-interest expenses	553	543	569	2,233	2,160
Income tax expense	124	136	121	587	604

Net income	$416	$441	$391	$1,758	$1,818

Net income attributable to non-controlling interest in subsidiaries	$—	$—	$—	$—	$—
Net income attributable to equity holders of the Bank	$416	$441	$391	$1,758	$1,818

Other measures
Return on equity	15.3%	15.6%	14.9%	16.0%	16.0%
Average assets ($ billions)	$318	$311	$322	$321	$336
Average liabilities ($ billions)	$259	$258	$268	$265	$267

(1)	Results are presented on a taxable equivalent basis. Refer to Business Line Overview section of the Bank’s 2018 Annual Report.
(2)

The amounts for the periods ended October 31, 2018 and July 31, 2018, have been prepared in accordance with IFRS 9; prior period amounts have not been restated (refer to Note 3 and 4 in the consolidated financial statements in the 2018 Annual Report).

Net income

Q4 2018 vs Q4 2017

Net income attributable to equity holders was $416 million, an increase of $25 million or 6%. The benefit of lower provision for credit losses, reductions in non-interest expenses, and the favourable impact of foreign currency translation were partially offset by lower net interest income.

Q4 2018 vs Q3 2018

Net income attributable to equity holders decreased by $25 million or 6%. This was due mainly to lower net interest income and non-interest income, as well as increased non-interest expenses, partly offset by the benefit of lower provision for credit losses and taxes.

Net interest income

Q4 2018 vs Q4 2017

Net interest income of $337 million was down $14 million or 4%. This was due to lower loan fees, and decreased deposit and lending margins. The net interest margin decreased 16 basis points to 1.72%.

Q4 2018 vs Q3 2018

Net interest income was down $28 million or 8%. This was due mainly to decreased deposit margins and lower loan origination fees, partly offset by higher lending margins in most regions. The net interest margin was lower by 10 basis points from the prior quarter.

Non-interest income

Q4 2018 vs Q4 2017

Non-interest income was $736 million, a decrease of $2 million. Stronger trading revenues were more than offset by lower underwriting and advisory fees.

Q4 2018 vs Q3 2018

Non-interest income was down $9 million or 1%. This was due mainly to lower underwriting fees and credit fees, partly offset by higher trading income from the equities business.

Non-interest expenses

Q4 2018 vs Q4 2017

Non-interest expenses of $553 million decreased $16 million or 3%. This was due to lower performance-related compensation, partly offset by higher regulatory and technology investments.

Q4 2018 vs Q3 2018

Non-interest expenses increased $10 million or 2%. This was mainly driven by higher regulatory and technology investments, partly offset by lower performance-related compensation.

Provision for credit losses

Q4 2018 vs Q4 2017

The provision for credit losses decreased $28 million due primarily to impaired loan provision reversals in Europe partially offset by new provisions in the U.S. The provision for credit losses ratio was negative nine basis points, a decrease of 13 basis points.

Q4 2018 vs Q3 2018

The provision for credit losses was a net reversal of $20 million, compared to net reversal of $10 million last quarter. Provision on impaired loans had a net reversal of $17 million due primarily to higher recoveries in Europe, partially offset by new provisions in the U.S. The provision for credit losses ratio on impaired loans was negative seven basis points, a decrease of one basis point. Provision on performing loans was a net reversal of $3 million due primarily to improvement in credit quality. The provision for credit losses ratio was negative nine basis points, a decrease of four basis points.

Income taxes

Q4 2018 vs Q4 2017

The effective tax rate for the quarter was 22.9%, compared to 23.8% due mainly to lower income in certain foreign jurisdictions.

Q4 2018 vs Q3 2018

The effective tax rate for the quarter was 22.9%, compared to 23.6%. The lower tax rate was mainly due to lower income in certain foreign jurisdictions.

Average assets

Q4 2018 vs Q4 2017

Average assets were $318 billion, a decrease of $4 billion or 1%. This was due mainly to reductions in deposits with banks and trading securities as well as the impact of foreign currency translation.

Q4 2018 vs Q3 2018

Average assets increased $7 billion or 2% due primarily to increase in securities purchased under resale agreements.

Average liabilities

Q4 2018 vs Q4 2017

Average liabilities of $259 billion were lower by $9 billion or 3% due to lower securities sold under repurchase agreements, and impact of foreign currency translation, partly offset by higher deposits.

Q4 2018 vs Q3 2018

Average liabilities increased $1 billion mainly due to higher deposits offset by lower derivative-related liabilities.

Other

	For the three months ended			For the year ended
(Unaudited) ($ millions) (Taxable equivalent basis) (1)	October 31 2018 (2)	July 31 2018 (2)	October 31 2017	October 31 2018 (2)	October 31 2017
Net interest income(3)	$(176)	$(131)	$(102)	$(483)	$(390)
Non-interest income(3)(4)	(26)	(24)	(5)	(53)	(344)

Total revenue	(202)	(155)	(107)	(536)	(734)
Provision for credit losses	—	1	—	—	—
Non-interest expenses	43	56	75	60	319
Income tax expense(3)	(181)	(105)	(134)	(449)	(786)

Net income (loss)	$(64)	$(107)	$(48)	$(147)	$(267)

Net income (loss) attributable to non-controlling interest	$—	$—	$—	$—	$—
Net income (loss) attributable to equity holders of the Bank	$(64)	$(107)	$(48)	$(147)	$(267)

Other measures
Average assets ($ billions)	$111	$116	$108	$115	$106
Average liabilities ($ billions)	$229	$229	$218	$232	$228

(1)	Results are presented on a taxable equivalent basis. Refer to Business Line Overview section of the Bank’s 2018 Annual Report.
(2)

The amounts for the periods ended October 31, 2018 and July 31, 2018, have been prepared in accordance with IFRS 9; prior period amounts have not been restated (refer to Note 3 and 4 in the consolidated financial statements in the 2018 Annual Report).

(3)

Includes the elimination of the tax-exempt income gross-up reported in net interest income, non-interest income and provision for income taxes for the three months ended October 31, 2018 - $31 (July 31, 2018 - $28; October 31, 2017 - $81), and the years ended October 31, 2018 - $112 (October 31, 2017 - $562) to arrive at the amounts reported in the Consolidated Statement of Income.

(4)

Income (on a taxable equivalent basis) from investments in associated corporations and the provision for income taxes in each period include the tax normalization adjustments related to the gross-up of income from associated companies for the three months ended October 31, 2018 - $(55) (July 31, 2018 - $(38); October 31, 2017 - $(34)) and for the year ended October 31, 2018 - $(177) (October 31, 2017 - ($141)).

The Other segment includes Group Treasury, smaller operating segments, business line elimination items and other corporate items which are not allocated to a business line.

Net interest income, other operating income, and the provision for income taxes in each period include the elimination of tax-exempt income gross-up. This amount is included in the operating segments, which are reported on a taxable equivalent basis. The elimination was $31 million in the fourth quarter, compared to $81 million in the same period last year and $28 million last quarter. Net income from investments in associated corporations and the provision for income taxes in each period include the tax normalization adjustments related to the gross-up of income from associated companies. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated companies to the divisional results.

Q4 2018 vs Q4 2017

Net loss attributable to equity holders was $64 million compared to a net loss of $48 million in the prior year. A lower net gain on investment securities as well as lower revenues from asset and liability management activities were partly offset by a decrease in non-interest expenses.

Q4 2018 vs Q3 2018

Net loss attributable to equity holders was $64 million compared to a net loss of $107 million last quarter. The improvement was partly due to lower non-interest expenses as well as lower taxes.

Consolidated Statement of Financial Position

	As at
(Unaudited) ($ millions)	October 31 2018 (1)	July 31 2018 (1)	October 31 2017
Assets
Cash and deposits with financial institutions	$62,269	$51,891	$59,663
Precious metals	3,191	3,759	5,717
Trading assets
Securities	85,474	77,611	78,652
Loans	14,334	14,930	17,312
Other	454	340	2,500

	100,262	92,881	98,464
Financial instruments designated at fair value through profit or loss	12	15	13
Securities purchased under resale agreements and securities borrowed	104,018	84,599	95,319
Derivative financial instruments	37,558	34,991	35,364
Investment securities	78,396	74,216	69,269
Loans
Residential mortgages	253,357	253,593	236,916
Personal loans	96,019	95,318	89,227
Credit cards	16,485	16,629	14,104
Business and government	191,038	188,380	168,449

	556,899	553,920	508,696
Allowance for credit losses	5,065	5,323	4,327

	551,834	548,597	504,369
Other
Customers’ liability under acceptances, net of allowance	16,329	18,947	13,560
Property and equipment	2,684	2,597	2,381
Investments in associates	4,850	4,703	4,586
Goodwill and other intangible assets	17,719	14,890	12,106
Deferred tax assets	1,938	1,957	1,713
Other assets	17,433	12,660	12,749

	60,953	55,754	47,095

Total assets	$998,493	$946,703	$915,273

Liabilities
Deposits
Personal	$214,545	$210,600	$200,030
Business and government	422,002	401,643	384,988
Financial institutions	39,987	41,939	40,349

	676,534	654,182	625,367
Financial instruments designated at fair value through profit or loss	8,188	7,652	4,663
Other
Acceptances	16,338	18,955	13,560
Obligations related to securities sold short	32,087	27,968	30,766
Derivative financial instruments	37,967	34,778	34,200
Obligations related to securities sold under repurchase agreements and securities lent	101,257	81,706	95,843
Subordinated debentures	5,698	5,687	5,935
Other liabilities	52,744	48,441	43,314

	246,091	217,535	223,618

Total liabilities	930,813	879,369	853,648

Equity
Common equity
Common shares	18,234	18,292	15,644
Retained earnings	41,414	40,652	38,117
Accumulated other comprehensive income (loss)	992	1,646	1,577
Other reserves	404	162	116

Total common equity	61,044	60,752	55,454
Preferred shares and other equity instruments	4,184	4,234	4,579

Total equity attributable to equity holders of the Bank	65,228	64,986	60,033
Non-controlling interests in subsidiaries	2,452	2,348	1,592

Total equity	67,680	67,334	61,625

Total liabilities and equity	$998,493	$946,703	$915,273

(1)

The amounts for the periods ended October 31, 2018 and July 31, 2018 have been prepared in accordance with IFRS 9; prior period amounts have not been restated (refer to Notes 3 and 4 in the consolidated financial statements in the 2018 Annual Report).

Consolidated Statement of Income

	For the three months ended			For the year ended
(Unaudited) ($ millions)	October 31 2018	July 31 2018	October 31 2017	October 31 2018	October 31 2017
Revenue
Interest income(1)(2)
Loans	$6,877	$6,332	$5,628	$24,991	$21,719
Securities	488	446	363	1,771	1,403
Securities purchased under resale agreements and securities borrowed	129	118	86	446	283
Deposits with financial institutions	226	235	170	859	522

	7,720	7,131	6,247	28,067	23,927

Interest expense
Deposits	3,063	2,735	2,173	10,544	7,878
Subordinated debentures	55	55	51	214	226
Other	382	256	192	1,118	788

	3,500	3,046	2,416	11,876	8,892

Net interest income	4,220	4,085	3,831	16,191	15,035

Non-interest income(1)
Banking	1,081	987	957	4,001	3,855
Wealth management	875	838	775	3,341	3,318
Underwriting and other advisory	103	145	165	514	598
Non-trading foreign exchange	158	158	136	622	557
Trading revenues(3)	370	305	137	1,420	986
Net gain on sale of investment securities	10	35	129	146	380
Net income from investments in associated corporations	169	126	97	559	407
Insurance underwriting income, net of claims	169	158	150	686	626
Other fees and commissions(3)	228	206	256	841	903
Other(3)	65	138	179	454	490

	3,228	3,096	2,981	12,584	12,120

Total revenue	7,448	7,181	6,812	28,775	27,155
Provision for credit losses(1)	590	943	536	2,611	2,249

	6,858	6,238	6,276	26,164	24,906

Non-interest expenses
Salaries and employee benefits	1,972	1,879	1,809	7,455	7,375
Premises and technology	695	637	621	2,577	2,436
Depreciation and amortization	233	212	195	848	761
Communications	123	106	108	447	437
Advertising and business development	182	130	176	581	581
Professional	270	215	252	881	775
Business and capital taxes	113	117	98	464	423
Other	476	474	409	1,805	1,842

	4,064	3,770	3,668	15,058	14,630

Income before taxes	2,794	2,468	2,608	11,106	10,276
Income tax expense	523	529	538	2,382	2,033

Net income	$2,271	$1,939	$2,070	$8,724	$8,243

Net income attributable to non-controlling interests in subsidiaries	92	(44)	55	176	238

Net income attributable to equity holders of the Bank	$2,179	$1,983	$2,015	$8,548	$8,005
Preferred shareholders and other equity instrument holders	65	27	29	187	129
Common shareholders	$2,114	$1,956	$1,986	$8,361	$7,876

Earnings per common share (in dollars)
Basic	$1.72	$1.60	$1.66	$6.90	$6.55
Diluted	1.71	1.55	1.64	6.82	6.49
Dividends paid per common share (in dollars)	0.85	0.82	0.79	3.28	3.05

(1)

The amounts for the periods ended October 31, 2018, and July 31, 2018 have been prepared in accordance with IFRS 9; prior period amounts have not been restated (refer to Notes 3 and 4 in the consolidated financial statements in the 2018 Annual Report).

(2)

Interest income on financial assets measured at amortized cost and FVOCI is calculated using the effective interest method. Includes interest income of $7,652 for the three months ended October 31, 2018 (July 31, 2018 - $7,080) and $27,854 for the year ended October 31, 2018 from these financial assets.

(3)	Prior year amounts have been reclassified to conform with current period presentation.

Consolidated Statement of Comprehensive Income

	For the three months ended			For the year ended
(Unaudited) ($ millions)	October 31 2018	July 31 2018	October 31 2017	October 31 2018	October 31 2017
Net income	$2,271	$1,939	$2,070	$8,724	$8,243
Other comprehensive income (loss)
Items that will be reclassified subsequently to net income
Net change in unrealized foreign currency translation gains (losses):
Net unrealized foreign currency translation gains (losses)	(752)	43	1,402	(406)	(1,564)
Net gains (losses) on hedges of net investments in foreign operations	(54)	(203)	(462)	(281)	404
Income tax expense (benefit):
Net unrealized foreign currency translation gains (losses)	(3)	(5)	15	(7)	(8)
Net gains (losses) on hedges of net investments in foreign operations	(14)	(56)	(122)	(74)	107

	(789)	(99)	1,047	(606)	(1,259)
Net change in unrealized gains (losses) on available-for-sale securities (debt and equity)(1):
Net unrealized gains (losses) on available-for-sale securities	n/a	n/a	83	n/a	(217)
Reclassification of net (gains) losses to net income(2)	n/a	n/a	(113)	n/a	143
Income tax expense (benefit):
Net unrealized gains (losses) on available-for-sale securities	n/a	n/a	16	n/a	(61)
Reclassification of net (gains) losses to net income	n/a	n/a	(24)	n/a	42

	n/a	n/a	(22)	n/a	(55)
Net change in fair value due to change in debt instruments measured at fair value through other comprehensive income(1):
Net gains (losses) in fair value	(156)	(33)	n/a	(605)	n/a
Reclassification of net (gains) losses to net income	97	(10)	n/a	281	n/a
Income tax expense (benefit):
Net gains (losses) in fair value	(38)	(7)	n/a	(145)	n/a
Reclassification of net (gains) losses to net income	27	(2)	n/a	73	n/a

	(48)	(34)	n/a	(252)	n/a
Net change in gains (losses) on derivative instruments designated as cash flow hedges:
Net gains (losses) on derivative instruments designated as cash flow hedges	(858)	(801)	731	(1,181)	1,722
Reclassification of net (gains) losses to net income	721	643	(754)	695	(1,761)
Income tax expense (benefit):
Net gains (losses) on derivative instruments designated as cash flow hedges	(223)	(212)	194	(307)	454
Reclassification of net (gains) losses to net income	189	171	(199)	182	(465)

	(103)	(117)	(18)	(361)	(28)

Other comprehensive income (loss) from investments in associates	26	(3)	19	66	56

Items that will not be reclassified subsequently to net income
Net change in remeasurement of employee benefit plan asset and liability:
Actuarial gains (losses) on employee benefit plans	129	212	49	444	805
Income tax expense (benefit)	38	56	9	126	213

	91	156	40	318	592
Net change in fair value due to change in equity instruments designated at fair value through other comprehensive income(1):
Net gains (losses) in fair value	(24)	29	n/a	75	n/a
Income tax expense (benefit)	(6)	7	n/a	15	n/a

	(18)	22	n/a	60	n/a
Net change in fair value due to change in own credit risk on financial liabilities designated under the fair value option:
Change in fair value due to change in own credit risk on financial liabilities designated under the fair value option	(46)	30	(10)	(30)	(28)
Income tax expense (benefit)	(13)	9	(2)	(8)	(7)

	(33)	21	(8)	(22)	(21)

Other comprehensive income (loss) from investments in associates	—	—	5	(7)	6

Other comprehensive income (loss)	(874)	(54)	1,063	(804)	(709)

Comprehensive income (loss)	$1,397	$1,885	$3,133	$7,920	$7,534

Comprehensive income (loss) attributable to non-controlling interests	(71)	(68)	107	65	192

Comprehensive income (loss) attributable to equity holders of the Bank	$1,468	$1,953	$3,026	$7,855	$7,342
Preferred shareholders and other equity instrument holders	65	27	29	187	129
Common shareholders	$1,403	$1,926	$2,997	$7,668	$7,213

(1)

The amounts for the periods ended October 31, 2018 and July 31, 2018 have been prepared in accordance with IFRS 9; prior period amounts have not been restated (refer to Notes 3 and 4 in the consolidated financial statements in the 2018 Annual Report).

(2)	Includes amounts related to qualifying hedges.

Consolidated Statement of Changes in Equity

			Accumulated other comprehensive income (loss)
(Unaudited) ($ millions)	Common shares	Retained earnings (1)	Foreign currency translation	Available- for-sale securities	Debt instruments FVOCI	Equity instruments FVOCI	Cash flow hedges	Other (2)	Other reserves	Total common equity	Preferred shares and other equity instruments	Total attributable to equity holders	Non- controlling interests in subsidiaries		Total
Balance as at October 31, 2017	$15,644	$38,117	$1,861	$(46)	$—	$—	$235	$(473)	$116	$55,454	$4,579	$60,033	$1,592		$61,625
Cumulative effect of adopting IFRS 9(3)	—	(564)	—	46	184	(179)	—	—	—	(513)	—	(513)	(97)		(610)

Balance as at November 1, 2017	15,644	37,553	1,861	—	184	(179)	235	(473)	116	54,941	4,579	59,520	1,495		61,015
Net income	—	8,361	—	—	—	—	—	—	—	8,361	187	8,548	176		8,724
Other comprehensive income (loss)	—	—	(477)	—	(252)	53	(356)	339	—	(693)	—	(693)	(111)		(804)

Total comprehensive income	$—	$8,361	$(477)	$—	$(252)	$53	$(356)	$339	$—	$7,668	$187	$7,855	$65		$7,920
Shares issued	2,708	—	—	—	—	—	—	—	(19)	2,689	300	2,989	—		2,989
Shares repurchased/redeemed	(118)	(514)	—	—	—	—	—	—	—	(632)	(695)	(1,327)	—		(1,327)
Dividends and distributions paid to equity holders	—	(3,985)	—	—	—	—	—	—	—	(3,985)	(187)	(4,172)	(199)		(4,371)
Share-based payments(4)	—	—	—	—	—	—	—	—	6	6	—	6	—		6
Other	—	(1)	57	—	—	—	—	—	301 (5)	357	—	357	1,091	(5)	1,448

Balance as at October 31, 2018	$18,234	$41,414	$1,441	$—	$(68)	$(126)	$(121)	$(134)	$404	$61,044	$4,184	$65,228	$2,452		$67,680

Balance as at November 1, 2016	$15,513	$34,752	$3,055	$14	$—	$—	$264	$(1,093)	$152	$52,657	$3,594	$56,251	$1,570		$57,821
Net income	—	7,876	—	—	—	—	—	—	—	7,876	129	8,005	238		8,243
Other comprehensive income (loss)	—	—	(1,194)	(60)	—	—	(29)	620	—	(663)	—	(663)	(46)		(709)

Total comprehensive income	$—	$7,876	$(1,194)	$(60)	$—	$—	$(29)	$620	$—	$7,213	$129	$7,342	$192		$7,534
Shares and other equity instruments issued	313	—	—	—	—	—	—	—	(44)	269	1,560	1,829	—		1,829
Shares repurchased/redeemed	(182)	(827)	—	—	—	—	—	—	—	(1,009)	(575)	(1,584)	—		(1,584)
Dividends and distributions paid to equity holders	—	(3,668)	—	—	—	—	—	—	—	(3,668)	(129)	(3,797)	(133)		(3,930)
Share-based payments(4)	—	—	—	—	—	—	—	—	8	8	—	8	—		8
Other	—	(16)	—	—	—	—	—	—	—	(16)	—	(16)	(37	)(5)	(53)

Balance as at October 31, 2017	$15,644	$38,117	$1,861	$(46)	$—	$—	$235	$(473)	$116	$55,454	$4,579	$60,033	$1,592		$61,625

Balance as at November 1, 2015	$15,141	$31,316	$2,633	$194	$—	$—	$7	$(379)	$173	$49,085	$2,934	$52,019	$1,460		$53,479
Net income	—	6,987	—	—	—	—	—	—	—	6,987	130	7,117	251		7,368
Other comprehensive income (loss)	—	—	422	(180)	—	—	257	(714)	—	(215)	—	(215)	(14)		(229)

Total comprehensive income	$—	$6,987	$422	$(180)	$—	$—	$257	$(714)	$—	$6,772	$130	$6,902	$237		$7,139
Shares issued	391	—	—	—	—	—	—	—	(28)	363	1,350	1,713	—		1,713
Shares repurchased/redeemed	(19)	(61)	—	—	—	—	—	—	—	(80)	(690)	(770)	—		(770)
Dividends and distributions paid to equity holders	—	(3,468)	—	—	—	—	—	—	—	(3,468)	(130)	(3,598)	(116)		(3,714)
Share-based payments(4)	—	—	—	—	—	—	—	—	7	7	—	7	—		7
Other	—	(22)	—	—	—	—	—	—	—	(22)	—	(22)	(11	)(5)	(33)

Balance as at October 31, 2016	$15,513	$34,752	$3,055	$14	$—	$—	$264	$(1,093)	$152	$52,657	$3,594	$56,251	$1,570		$57,821

(1)	Includes undistributed retained earnings of $62 (2017 - $61; 2016 - $63) related to a foreign associated corporation, which is subject to local regulatory restriction.
(2)	Includes Share from associates, Employee benefits and Own credit risk.
(3)	Refer to Note 4 in the consolidated financial statements in the 2018 Annual Report.
(4)	Represents amounts on account of share-based payments (refer to Note 26 in the consolidated financial statements in the 2018 Annual Report).
(5)	Includes changes to non-controlling interests arising from business combinations and related transactions.

Consolidated Statement of Cash Flows

(Unaudited) ($ millions)	For the three months ended		For the year ended
Sources (uses) of cash flows	October 31 2018 (1)	October 31 2017	October 31 2018 (1)	October 31 2017
Cash flows from operating activities
Net income	$2,271	$2,070	$8,724	$8,243
Adjustment for:
Net interest income	(4,220)	(3,831)	(16,191)	(15,035)
Depreciation and amortization	233	195	848	761
Provision for credit losses	590	536	2,611	2,249
Equity-settled share-based payment expense	—	2	6	8
Net gain on sale of investment securities	(10)	(129)	(146)	(380)
Net gain on disposition of business	—	(62)	—	(62)
Net income from investments in associated corporations	(169)	(97)	(559)	(407)
Income tax expense	523	538	2,382	2,033
Changes in operating assets and liabilities:
Trading assets	(7,399)	8,783	111	8,377
Securities purchased under resale agreements and securities borrowed	(19,028)	(7,355)	(7,721)	(4,631)
Loans	(8,162)	(1,945)	(31,848)	(32,589)
Deposits	25,477	(114)	40,338	27,516
Obligations related to securities sold short	4,215	(2,532)	239	7,533
Obligations related to securities sold under repurchase agreements and securities lent	19,238	1,447	4,387	849
Net derivative financial instruments	(339)	(3,624)	440	(391)
Other, net	995	2,294	(188)	(1,997)
Dividends received	90	230	332	1,600
Interest received	7,359	6,078	27,384	23,649
Interest paid	(3,200)	(2,180)	(11,400)	(8,730)
Income tax paid	(159)	(395)	(1,938)	(2,012)

Net cash from/(used in) operating activities	18,305	(91)	17,811	16,584

Cash flows from investing activities
Interest-bearing deposits with financial institutions	(9,202)	555	(704)	(14,006)
Purchase of investment securities	(25,370)	(16,786)	(91,896)	(64,560)
Proceeds from sale and maturity of investment securities	21,105	17,146	84,336	66,179
Acquisition/sale of subsidiaries, associated corporations or business units, net of cash acquired	(1,457)	229	(3,862)	229
Property and equipment, net of disposals	(195)	(187)	(416)	3
Other, net	(678)	(287)	(1,183)	(385)

Net cash from/(used in) investing activities	(15,797)	670	(13,725)	(12,540)

Cash flows from financing activities
Redemption/ repayment of subordinated debentures	—	(1,500)	(233)	(1,500)
Proceeds from common shares issued	16	61	1,830	313
Proceeds from preferred shares and other equity instruments issued	300	1,560	300	1,560
Redemption of preferred shares	(350)	—	(695)	(575)
Common shares purchased for cancellation	(380)	—	(632)	(1,009)
Cash dividends and distributions paid	(1,108)	(976)	(4,172)	(3,797)
Distributions to non-controlling interests	(119)	(12)	(199)	(133)
Other, net	239	1,101	931	2,209

Net cash from/(used in) financing activities	(1,402)	234	(2,870)	(2,932)

Effect of exchange rate changes on cash and cash equivalents	(107)	154	(44)	(142)

Net change in cash and cash equivalents	999	967	1,172	970
Cash and cash equivalents at beginning of period(2)	7,998	6,858	7,825	6,855

Cash and cash equivalents at end of year(2)	$8,997	$7,825	$8,997	$7,825

(1)

The amounts for the year ended October 31, 2018 have been prepared in accordance with IFRS 9; prior period amounts have not been restated (refer to Notes 3 and 4 in the consolidated financial statements in the 2018 Annual Report).

(2)	Represents cash and non-interest bearing deposits with financial institutions (refer to Note 6 in the consolidated financial statements in the 2018 Annual Report).

Basis of preparation

These unaudited consolidated financial statements were prepared in accordance with IFRS as issued by International Accounting Standards Board (IASB) and accounting requirements of OSFI in accordance with Section 308 of the Bank Act, except for certain required disclosures. Therefore, these unaudited consolidated financial statements should be read in conjunction with the Bank’s audited consolidated financial statements for the year ended October 31, 2018 which will be available today at Scotiabank.com.

Forward looking statements

From time to time, our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. In addition, representatives of the Bank may include forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis in the Bank’s 2018 Annual Report under the headings “Outlook” and in other statements regarding the Bank’s objectives, strategies to achieve those objectives, the regulatory environment in which the Bank operates, anticipated financial results, and the outlook for the Bank’s businesses and for the Canadian, U.S. and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “foresee,” “forecast,” “anticipate,” “intend,” “estimate,” “plan,” “goal,” “project,” and similar expressions of future or conditional verbs, such as “will,” “may,” “should,” “would” and “could.”

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved.

We caution readers not to place undue reliance on these statements as a number of risk factors, many of which are beyond our control and effects of which can be difficult to predict, could cause our actual results to differ materially from the expectations, targets, estimates or intentions expressed in such forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; changes in currency and interest rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the failure of third parties to comply with their obligations to the Bank and its affiliates; changes in monetary, fiscal, or economic policy and tax legislation and interpretation; changes in laws and regulations or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; changes to our credit ratings; operational and infrastructure risks; reputational risks; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services; our ability to execute our strategic plans, including the successful completion of acquisitions and dispositions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; global capital markets activity; the Bank’s ability to attract, develop and retain key executives; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; disruptions in or attacks (including cyber-attacks) on the Bank’s information technology, internet, network access, or other voice or data communications systems or services; increased competition in the geographic and in business areas in which we operate, including through internet and mobile banking and non-traditional competitors; exposure related to significant litigation and regulatory matters; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results, for more information, please see the “Risk Management” section of the Bank’s 2018 Annual Report, as may be updated by quarterly reports.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2018 Annual Report under the headings “Outlook”, as updated by quarterly reports. The “Outlook” sections are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities, and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes.

Except as required by law, the Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

November 27, 2018

Shareholder and investor information

Direct deposit service

Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the transfer agent.

Dividend and Share Purchase Plan

Scotiabank’s dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees. As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. All administrative costs of the plan are paid by the Bank. For more information on participation in the plan, please contact the transfer agent.

Dividend dates for 2019

Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

Record Date	Payment Date

January 2, 2019	January 29, 2019

April 2, 2019	April 26, 2019

July 2, 2019	July 29, 2019

October 1, 2019	October 29, 2019

Annual Meeting date for fiscal 2018

Shareholders are invited to attend the 187th Annual Meeting of Holders of Common Shares, to be held on April 9, 2019, at Scotiabank Centre, Scotia Plaza, 40 King Street West, 2nd Floor, Toronto, Ontario beginning at 9:00 a.m. local time. The record date for determining shareholders entitled to receive notice of and to vote at the meeting will be the close of business on February 12, 2019.

Duplicated communication

If your shareholdings are registered under more than one name or address, multiple mailings will result. To eliminate this duplication, please write to the transfer agent to combine the accounts.

Normal Course Issuer Bid

A copy of the Notice of Intention to commence the Normal Course Issuer Bid is available without charge by contacting the Investor Relations Department at (416) 775-0798 or investor.relations@scotiabank.com.

Annual Financial Statements

Shareholders may obtain a hard copy of Scotiabank’s 2018 audited annual consolidated financial statements and accompanying Management’s Discussion & Analysis on request and without charge by contacting the Investor Relations Department at (416) 775-0798 or investor.relations@scotiabank.com.

Website

For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

Conference call and Web broadcast

The quarterly results conference call will take place on November 27, 2018, at 8:00 a.m. EST and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone, at (416) 849-3997 or 1 (800) 289-0462 (North America toll-free) using access code 950939# (please call five to 15 minutes in advance). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com. Following discussion of the results by Scotiabank executives, there will be a question and answer session.

A telephone replay of the conference call will be available from November 27, 2018, to December 12, 2018, by calling (647) 436-0148 or 1 (888) 203-1112 (North America toll-free) and using access code 6751615#. The archived audio webcast will be available on the Bank’s website for three months.

Contact information

Investors:	Media:
Scotiabank	Contact the Global Communications Department
Scotia Plaza, 44 King Street West	Scotia Plaza, 44 King Street West
Toronto, Ontario, Canada M5H 1H1	Toronto, Ontario, Canada M5H 1H1
Telephone: (416) 775-0798	Telephone: (416) 775-0828
E-mail: investor.relations@scotiabank.com	E-mail: corporate.communications@scotiabank.com

Shareholders:
For enquiries related to changes in share registration or
address, dividend information, lost share certificates,
estate transfers, or to advise of duplicate mailings,
please contact the Bank’s transfer agent:

Computershare Trust Company of Canada	For other shareholder enquiries, please contact the
100 University Avenue, 8th Floor	Corporate Secretary’s Department:
Toronto, Ontario, Canada M5J 2Y1	Scotiabank
Telephone: 1-877-982-8767	Scotia Plaza, 44 King Street West
Fax: 1-888-453-0330	Toronto, Ontario, Canada M5H 1H1
E-mail: service@computershare.com	Telephone: (416) 866-3672
E-mail: corporate.secretary@scotiabank.com

Co-Transfer Agent (U.S.A.)
Computershare Trust Company N.A.
250 Royall Street
Canton, MA 02021 U.S.A.
Telephone: 1-800-962-4284

Rapport trimestriel disponible en français

Le Rapport annuel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations publiques, Affaires de la société et Affaires gouvernementales, La Banque de Nouvelle-Écosse, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l’étiquette d’adresse, afin que nous puissions prendre note du changement.

CONTACT INFORMATION:
Steven Hung	Annie Cuerrier
Scotiabank Investor Relations	Scotiabank Global Communications
(416) 933-8774	(416) 775-0828